Exhibit 3.1

SECOND AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
THUNDER BRIDGE CAPITAL PARTNERS III, INC.

Pursuant to Section 242 of the
Delaware General Corporation Law

Thunder Bridge Capital Partners III, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1)      The name of the Corporation is Thunder Bridge Capital Partners III, Inc. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on June 12, 2020 (the “Original Certificate”). An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on February 4, 2021 (the “Amended and Restated Certificate of Incorporation”). An Amendment to the Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 16, 2022 (the “First Amendment”).

2)      This Second Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation, as amended by the First Amendment.

3)      This Second Amendment to Section 4.3(b)(i) of Article IV to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 50% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4)      This Second Amendment to Section 9.1(b) of Article IX to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5)      The text of Section 4.3(b)(i) of Article IV is hereby amended and restated to read in full as follows:

“Shares of Class B Common Stock shall be convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) (A) at any time and from time to time at the option of the holder thereof and (B) automatically on the closing of the Business Combination.”

6)      The text of Section 9.1(b) of Article IX is hereby amended and restated to read in full as follows:

“Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 15, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes (less up to $100,000 of interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of the Offering Shares (as defined below) properly submitted in connection with a stockholder vote seeking to amend this Amended and Restated Certificate (a) to modify the substance or timing of the Corporation’s obligation to allow redemption in connection with the Corporation’s initial Business Combination or to redeem 100% of such shares if the Corporation has not consummated an initial Business Combination by February 10, 2024 or such earlier date as may be determined by the Board in its sole discretion (or, if the Office of Delaware Division of Corporation is not open for a full business day (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open for a full business day (the “Deadline Date”)) or (b) with respect to any other provisions relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7), and (iii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by the Deadline Date. Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

IN WITNESS WHEREOF, Thunder Bridge Capital Partners III, Inc. has caused this Second Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 4th day of August, 2023.

THUNDER BRIDGE CAPITAL PARTNERS III, INC.
By:	/s/ Gary A. Simanson
Name:	Gary A. Simanson
Title:	Chief Executive Officer, President and Director